Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Eric Fidelin +61 2 88753902 +64 9 915 9661	Elan Jonathan Birt Ph: + 1 212 850 5664 Elizabeth Headon Ph: +353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: +1 617 679 2812	Elan Chris Burns Ph: +353 1 709 4444 + 1 800 252 3526

TYSABRI® RECEIVES APPROVAL IN NEW ZEALAND FOR THE
TREATMENT OF RELAPSING REMITTING MULTIPLE SCLEROSIS

Auckland, New Zealand – 27th September 2007 – Biogen Idec NZ Limited and Elan Corporation, plc (NYSE: ELN) today announced that TYSABRI® (natalizumab 300mg) had been registered as monotherapy for the treatment of patients with relapsing remitting multiple sclerosis (MS) to delay the progression of physical disability and to reduce the frequency of relapse.

The registration was based on a submission that included TYSABRI two-year Phase III clinical trial data and findings from a comprehensive safety evaluation. An estimated 4000 people in New Zealand are affected by MS.

 “Today marks an important step forward for the New Zealand MS patient community,” said Eric Fidelin, Managing Director of Biogen Idec New Zealand. “TYSABRI represents one of the most significant advances in MS treatment in nearly 10 years and provides patients living with this disabling disease an important new therapeutic choice.”

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ABOUT TYSABRI
TYSABRI is a treatment approved for relapsing forms of MS in the United States and relapsing-remitting MS in the European Union. According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42% over two years (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis) and infections. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Herpes infections were slightly more common in patients treated with TYSABRI. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups.  Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, and rash.

TYSABRI should not be administered to patients with known hypersensitivity to natalizumab or any of the excipients, or to patients with known hypersensitivity to murine derived proteins.

TYSABRI is contraindicated in patients who have or have had progressive multifocal leucoencephalopathy (PML).

TYSABRI should not be administered to patients with increased risk for opportunistic infections, including those immunocompromised due to current or recent immunosuppressive therapies (e.g. azathioprine, mitozantrone), or systemic medical conditions resulting in significantly compromised immune system function e.g. human immunodeficiency virus, organ transplant, active malignancy) (see PRECAUTIONS, Immunosuppression).

TYSABRI should not be administered in combination with immunomodulatory agents (e.g. beta interferons or glatiramer acetate).

TYSABRI therapy is to be initiated and supervised by neurologists, in centres with timely access to MRI.  Prescribing neurologists must discuss the benefits and risks of TYSABRI therapy with the patient, provide them with the Consumer Medicine Information and a Patient Alert Card and obtain individual, written, fully informed consent from the patient (or legal guardian where appropriate) for the use of TYSABRI.

The Alert Card reminds patients that because of the risks of PML and opportunistic infections with TYSABRI, they must contact their doctor if they have unusual or prolonged new neurological symptoms or if they have severe or prolonged symptoms of infection.  Patients should be instructed that they should inform all their healthcare providers that they are receiving treatment with TYSABRI.

The neurologist should reevaluate the patient 3 months after the first infusion, 6 months after the first infusion and every 6 months thereafter.  Continued therapy must be carefully reconsidered in patients who show no evidence of therapeutic benefit beyond 6 months.  Data on the safety and efficacy of natalizumab beyond 2 years are not available.  Continued therapy beyond 2 years should be considered only following a reassessment of the potential for benefit and risk.

Tysabri is not funded on the New Zealand Pharmaceutical Schedule and normal doctor’s visit fees apply.

Tysabri is a prescription medicine that should be used strictly as directed. If symptoms continue or you have side effects please see your healthcare professional. Please consult your neurologist to find out if Tysabri is right for you.

In addition to the United States and European Union, TYSABRI is also registered in Switzerland, Canada, Australia and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

Worldwide, as of mid-July 2007, approximately 14,000 MS patients are currently receiving therapy with TYSABRI, either in the commercial setting or in clinical trials.

ABOUT BIOGEN IDEC
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

ABOUT ELAN
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward looking statements regarding TYSABRI that are subject to risks and uncertainties that could cause actual results to differ materially from that which we expect.  Important factors that could cause our actual results to differ include the possibility that our competitors may offer treatment options that gain greater acceptance than TYSABRI, regulatory and safety risks of TYSABRI, and the other risks and uncertainties that are described in the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission, including the "Risk Factors" sections of such filings.  These forward looking statements speak only as of the date of this press release, and the companies do not undertake any obligation to update any forward looking statements, whether as a result of new information, future events, or otherwise.

TAPS Approval NA 2517